UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 2, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: June 2, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors sales at 38,361 units in May 2017; Passenger vehicles grew by 27%

  Sales of Tata Motors passenger commercial vehicles (including M&HCV & IL&SCV passenger commercial vehicles), grew by 6% in May 2017, over the corresponding period last year
  Sales of Tata Motors SCV cargo grew by 10% over the corresponding period last year

Mumbai, June 2, 2017: Tata Motors passenger and commercial vehicle total sales (including exports) in May 2017 were at 38,361 vehicles, lower by 4% over 40,123 vehicles sold in May 2016. The company's domestic sales of Tata Motors commercial and passenger vehicles for May 2017 were at 34,461 nos., lower by 3%, over 35,695 nos., in May 2016.

Domestic - Passenger Vehicles

In May 2017, Tata Motors passenger vehicles recorded sales at 10,855 nos. in the domestic market, a growth of 27%, over May 2016, due to continued strong demand for the Tata Tiago, the Tata Tigor and the Tata Hexa.

Domestic - Commercial Vehicles

The overall commercial vehicles sales in May 2017, in the domestic market were at 23,606 nos. lower by 13% over May 2016. The market continues to remain weak and the demand has still not picked up. There are early signs of retails of BS4 vehicles but it has still been slow.

Overall sales of Tata Motors' M&HCV trucks* were at 6,522 nos. in May 2017, a decline of 40%, over a very strong May 2016 base. The sale in M&HCV was affected primarily due to severe global supply constraints of Fuel Injection Pumps for BS4 engines. ILCV trucks were at 2,368 units, lower by 12% over 2,697 units sold last year in May, impacted by late supplies of Fuel Injector Systems. These issues are expected to be resolved on short notice with full capacity available as of July 2017.

Sale of Tata Motors' Small Cargo Vehicles, were at 10,572 nos. in May 2017, a growth of 10% over 9,645 units over May 2016. On the SCV and Pick-up segments, there is a strong sales recovery with full availability of BS4 products and good market response to new variants like Xenon Yodha and Ace Mega.

Tata Motors passenger commercial vehicles, inclusive of vehicles from all categories, continued to grow with a sale of 4,144 units; a growth of 6% in May 2017, over the corresponding period last year.

Exports

The company's sales from exports was at 3,900 nos. in May 2017, a decline of 12% compared to 4,428 vehicles sold in May 2016. Retail drop of SCV in Sri Lanka after steep increase in import tariffs in late 2016, as well as fall in Nepal demand in the build up to their elections, has impacted April and May sales.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.